Free Writing Prospectus for RALI 2006-QS5

RMBS New Transaction

Free Writing Prospectus

$[650,000,000] (approximate)

RALI 2006-QS5

Mortgage Asset-Backed Pass-Through Certificates

Fixed Rate Residential Mortgage Loans

Residential Accredit Loans, Inc.

Depositor

Residential Funding Corporation

Master Servicer and Sponsor

Merrill Lynch

Underwriter

May [8], 2006

Free Writing Prospectus for RALI 2006-QS5

IMPORTANT NOTICES

The information in this term sheet, if conveyed prior to the time of your contractual commitment to purchase any of the offered certificates, supersedes any information contained in any prior similar materials relating to such certificates. The information in this term sheet is preliminary, and is subject to completion or change. This term sheet is being delivered to you solely to provide you with information about the offering of the certificates referred to in this term sheet and to solicit an offer to purchase the certificates, when, as and if issued. Any such offer to purchase made by you will not be accepted and will not constitute a contractual commitment by you to purchase any of the certificates, until we have accepted your offer to purchase certificates.

The certificates referred to in these materials are being sold when, as and if issued. The issuing entity is not obligated to issue such certificates or any similar security and the underwriter’s obligation to deliver such certificates is subject to the terms and conditions of the underwriting agreement with the issuing entity and the availability of such certificates when, as and if issued by the issuing entity. You are advised that the terms of the offered certificates, and the characteristics of the mortgage loan pool backing them, may change (due, among other things, to the possibility that mortgage loans that comprise the pool may become delinquent or defaulted or may be removed or replaced and that similar or different mortgage loans may be added to the pool, and that one or more classes of certificates may be split, combined or eliminated), at any time prior to issuance or availability of a final prospectus. You are advised that certificates may not be issued that have the characteristics described in these materials. The underwriter’s obligation to sell such certificates to you is conditioned on the mortgage loans and certificates having the characteristics described in these materials. If for any reason the issuing entity does not deliver such certificates, the underwriter will notify you, and neither the issuing entity nor any underwriter will have any obligation to you to deliver all or any portion of the certificates which you have committed to purchase, and none of the issuing entity nor any underwriter will be liable for any costs or damages whatsoever arising from or related to such non-delivery.

Neither the issuing entity of the certificates or any of its affiliates prepared, provided, approved or verified any statistical or numerical information presented herein, although that information may be based on loan level data provided by the issuing entity or its affiliates.

Free Writing Prospectus for RALI 2006-QS5

IMPORTANT NOTICES (CONTINUED)

The depositor has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

This free writing prospectus is not required to contain all information that is required to be included in the base prospectus and the prospectus supplement.

The information in this free writing prospectus is preliminary and is subject to completion or change.

The information in this free writing prospectus, if conveyed prior to the time of your commitment to purchase, supersedes any inconsistent information contained in any prior similar free writing prospectus relating to these securities.

Numerous assumptions were used in preparing the Free Writing Prospectus which may or may not be stated therein. The Free Writing Prospectus should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Free Writing Prospectus are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the Free Writing Prospectus. Furthermore, unless otherwise provided, the Free Writing Prospectus assumes no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Free Writing Prospectus due to differences between the actual underlying assets and the hypothetical assets used in preparing the Free Writing Prospectus.

This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this Free Writing Prospectus in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

Free Writing Prospectus for RALI 2006-QS5

CONTACTS

MBS Trading

Scott Soltas	212-449-3659	scott_soltas@ml.com
Charles Macintosh	212-449-5320	charles_macintosh@ml.com
William Dorado	212-449-5320	william_dorado@ml.com
Roger Ashworth	212-449-5320	roger_ashworth@ml.com

Free Writing Prospectus for RALI 2006-QS5

DEAL STRUCTURE SUMMARY:

RALI 2006-QS5

$[650,000,000]

(Subject to Final Collateral)(1)

Fixed Rate Residential Mortgage Loans

Class	Approximate Certificate Principal Balance or Notional Amount(1)	WAL (Yrs)(2)	Principal Payment Window (2)	Pass-Through Rates(3)	Tranche Type	Expected Ratings (S&P / Moody’s)
A-1	$ 65,000,000	9.66	06/11 – 02/36	6.00%	NAS	AAA / Aaa
A-2	$ 130,460,000	0.96	06/06 – 04/08	6.00%	Sequential	AAA / Aaa
A-3	$ 62,820,000	2.47	04/08 – 07/09	6.00%	Sequential	AAA / Aaa
A-4	$ 62,410,000	3.98	07/09 – 05/11	6.00%	Sequential	AAA / Aaa
A-5	$ 21,310,000	5.61	05/11 – 09/12	6.00%	Sequential	AAA / Aaa
A-6	$ 96,990,000	3.92	06/07 – 09/12	6.00%	Sequential	AAA / Aaa
A-7	$ 180,010,000	1.49	06/06 – 12/09	Variable	Sequential	AAA / Aaa
A-8(4)	$ 180,010,000	N/A	N/A	Variable	Notional	AAA / Aaa
A-9	$ 31,000,000	7.83	09/12 – 02/36	6.00%	Sequential	AAA / Aaa
A-P	N/A	N/A	N/A	0.00%	Principal Only	N/A
A-V(4)	N/A	N/A	N/A	6.00%	Notional	N/A
SUBS	$ 41,489,361	N/A	N/A	6.00%	Subordinate	N/A

(1)	The approximate size subject to a permitted variance in the aggregate of plus or minus 10%.
(2)	The WAL and Payment Windows for the Certificates are shown assuming all loans are run to maturity at pricing speed of 100% PPC.
(3)	The Pass-Through Rates are described under “Interest Rates” of this Free Writing Prospectus.
(4)	Notional Balance.

Free Writing Prospectus for RALI 2006-QS5

Sponsor:	Residential Funding Corporation

Depositor:	Residential Accredit Loans, Inc.

Issuing Entity:	RALI Series 2006-QS5 Trust

Lead Manager:	Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Trustee:	Deutsche Bank Trust Company Americas

Master Servicer:	Residential Funding Corporation

Rating Agencies:	It is expected that S&P and Moody’s will rate all of the Senior Certificates.

Cut-off Date:	May 1, 2006

Closing Date:	On or about May [30], 2006.

Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day), commencing in June 2006.

Certificates:	The “Senior Certificates” will consist of the Class A-1, Class A-2, Class A-3, Class A-4, Class A-5, Class A-6, Class A-7, Class A-8, and Class A-9 Certificates.

Registration:	The Senior Certificates will be made available in book-entry form through DTC, and upon request only, through Clearstream, Luxembourg and the Euroclear system.

Federal Tax Treatment:	It is anticipated that, for federal income tax purposes, the Senior Certificates will represent ownership of REMIC regular interests.

ERISA Eligibility:

The Senior Certificates are expected to be ERISA eligible. Prospective investors should review with their legal advisors whether the purchase and holding of any of the Senior Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA or other similar laws.

SMMEA Treatment:	The Senior Certificates will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

Pricing Speed:

The Certificates will be priced to a prepayment speed of 100% PPC. 100% PPC is defined as 10% CPR in the first month of loan life and additionally approximately 1.27% (14/11%) in each month thereafter until the eleventh month. Thereafter, it remains constant at 24% CPR.

Clean-Up Call:

The terms of the transaction allow for an optional termination and retirement of the Certificates on the date (the “Clean-Up Call Date”) on which the aggregate principal balance of the Mortgage Loans is equal to 10% or less of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Free Writing Prospectus for RALI 2006-QS5

Day Count:	30/360

Delay Days:	With respect to the Class A-7 and Class A-8 Certificates, 0 days.

With respect to all Senior Certificates other than the Class A-7 and Class A-8 Certificates, 24 days.

Accrual Period:

With respect to the Class A-7 and Class A-8 Certificates, the interest accrual period begins on the immediately preceding Distribution Date (or, May 25, 2006 in the case of the first accrual period) and ends on the day immediately before the current Distribution Date.

With respect to the Senior Certificates other than the Class A-7 and Class A-8 Certificates, the calendar month preceding the Distribution Date.

Accrued Interest:	With respect to the Class A-7 and Class A-8 Certificates, 5 days of accrued interest.

With respect to the Senior Certificates other than the Class A-7 and Class A-8 Certificates, 29 days of accrued interest.

Discount Mortgage	Any Mortgage Loan with a Net Mortgage Rate less than 6.00%.

Loan:

Non-Discount	Any Mortgage Loan which is not a Discount Mortgage Loan.
Mortgage Loan:

Net Mortgage Rate:	With respect to any Mortgage Loan, the mortgage rate thereon minus the applicable master servicing fee rate and subservicing fee rate.

Discount Fraction:

For each Discount Mortgage Loan on any Distribution Date, the percentage equivalent of a fraction, the numerator of which is 6.00% minus the Net Mortgage Rate for such Discount Mortgage Loan and the denominator of which is 6.00%.

Free Writing Prospectus for RALI 2006-QS5

Interest Rates:

Interest will accrue on the Class A-7 Certificates at a rate per annum of LIBOR + 0.30%, subject to a minimum rate of 0.30% and a maximum rate of 6.00%.  The Class A-7 Certificates will also have the benefit of an interest rate cap as described below.

On each Distribution Date, interest rate cap payments received will be applied to pay Basis Risk Shortfalls on the Class A-7 Certificates for the current Distribution Date.

Basis Risk Shortfalls represents the excess of (1) the amount of interest payable to the Class A-7 Certificates (in accordance with its interest formula of LIBOR + 0.30%) without regard to a maximum rate of 6.00% over (2) the amount of interest payable to the Class A-7 Certificates subject to a maximum rate of 6.00%.

A detailed description of the interest rate cap can be found on the following page.

The Class A-8 Certificates are interest-only certificates.  Interest will accrue on the Class A-8 Certificates at a rate per annum of 5.70% - LIBOR, subject to a minimum rate of 0.00%.  Its notional balance will equal the certificate principal balance of the Class A-7 Certificates.

The Class A-1, Class A-2, Class A-3, Class A-4, Class A-5, Class A-6 and Class A-9 Certificates will accrue interest at a rate of 6.00%.

The Class A-V Certificates will accrue interest at a variable rate equal to the weighted average of the net mortgage rates of the loans minus 6.00%. Its notional balance will equal the principal balance of the loans.

The Class A-P Certificates are principal-only certificates.  They will not be entitled to payments of interest.

Free Writing Prospectus for RALI 2006-QS5

Interest Rate Cap:

An Interest Rate Cap will be purchased by the Trust for the benefit of the Class A-7 Certificates to protect against interest rate risk from upward movement in one-month LIBOR.  The [fifty-five] month Interest Rate Cap will have a strike rate of [5.70%].  Its notional balance, on any Distribution Date, represents the assumed balance of the Class A-7 Certificates utilizing [85]% of the Pricing Prepayment Assumption.  It will contribute cash in the event one-month LIBOR rises above the strike rate.  The Notional Balance of the Interest Rate Cap on any Distribution Date will be equal to the amount set forth on the following schedule for the related Distribution Date (subject to variance in final size and composition of the collateral):

Distribution Date (month)	Interest Rate Cap Notional Balance	Distribution Date (month)	Interest Rate Cap Notional Balance	Distribution Date (month)	Interest Rate Cap Notional Balance
1	0.00	20	89,571,520.06	39	31,658,880.38
2	176,270,618.17	21	85,775,437.72	40	29,346,956.90
3	172,223,380.15	22	82,071,733.94	41	27,099,104.96
4	167,875,962.99	23	78,458,647.62	42	24,914,101.86
5	163,236,936.80	24	74,934,451.14	43	22,790,748.13
6	158,315,742.30	25	71,497,449.72	44	20,727,867.18
7	153,122,663.87	26	68,145,980.82	45	18,724,304.79
8	147,668,798.36	27	64,878,413.47	46	16,778,928.71
9	141,966,019.57	28	61,693,147.74	47	14,890,628.26
10	136,026,938.60	29	58,588,614.12	48	13,058,313.91
11	130,202,011.82	30	55,563,272.93	49	11,280,916.86
12	124,489,064.38	31	52,615,613.80	50	9,557,388.68
13	118,885,962.71	32	49,744,155.04	51	7,886,700.90
14	114,390,968.79	33	46,947,443.19	52	6,267,844.63
15	110,001,674.35	34	44,224,052.41	53	4,699,830.22
16	105,716,065.14	35	41,572,583.99	54	3,181,686.85
17	101,532,165.19	36	38,991,665.81	55	1,712,462.20
18	97,448,036.06	37	36,479,951.89	56	291,222.10
19	93,461,776.17	38	34,036,121.84	57+	0.00

On each Distribution Date, the cap provider will make payments equal to the product of (a) one-twelfth, (b) the excess, if any, of one-month LIBOR for such Distribution Date over the strike rate, and (c) the lesser of (i) the notional balance set forth above and (ii) the class principal balance of the Class A-7 Certificates for such Distribution Date.  Payments received under the Interest Rate Cap will only be available to benefit the Class A-7 Certificates.

Free Writing Prospectus for RALI 2006-QS5

Senior Principal	On any Distribution Date, the sum of (1) the product of the Senior
Distribution Amount:	Percentage and scheduled principal collections and (2) the product of the Senior Accelerated Distribution Percentage and unscheduled principal collections.

Senior Percentage:

On any Distribution Date, the percentage equivalent of a fraction, the numerator of which is the sum of the certificate principal balances of the Senior Certificates immediately prior to that Distribution Date, and the denominator of which is the aggregate principal balance of the Mortgage Loan other than the Discount Fraction of the principal balance of each Discount Mortgage Loan immediately prior to that Distribution Date.

Subordinate	On any Distribution Date, 100% minus the Senior Percentage on
Percentage:	such Distribution Date.

Class A-P Principal	On any Distribution Date, the sum of (1) the Discount Fraction of
Distribution Amount:	scheduled principal collections in respect of Discount Mortgage Loans and (2) the Discount Fraction of unscheduled principal collections in respect of Discount Mortgage Loans.

Senior Accelerated	On any Distribution Date, the sum of (1) the Senior Percentage
Distribution Percentage:	and (2) the product of (a) 100% minus the Shift Percentage for such Distribution Date multiplied by (b) the Subordinate Percentage for such Distribution Date.

Class A-1

Lockout Amount:

On any Distribution Date, the lesser of (i) the certificate principal balance of the Class A-1 Certificates and (ii) the sum of (a) the product of (x) the Senior Percentage, (y) the Class A-1 Percentage and (z) the sum of the Senior Percentage of scheduled principal collections of each loan and (b) the product of (w) the Senior Accelerated Distribution Percentage, (x) the Lockout Percentage, (y) the Class A-1 Percentage and (z) the Senior Percentage of unscheduled principal collections of each loan.

Class A-1 Percentage:

The percentage obtained by dividing (1) the certificate principal balance of the Class A-1 Certificates by (2) the aggregate certificate principal balance of the Class A-1, Class A-2, Class A-3, Class A-4, Class A-5, Class A-6, Class A-7 and Class A-9 Certificates.

Lockout Percentage:	Shall equal the Shift Percentage.

Free Writing Prospectus for RALI 2006-QS5

Shifting Interest:

For any Distribution Date occurring during the five years beginning on the first Distribution Date, the Subordinate Certificates will be locked out from receipt of all unscheduled principal (unless the Senior Certificates are paid down to zero). After such time and subject to standard collateral performance triggers (as described in the term sheet supplement), the Subordinate Certificates will receive an increasing portion of unscheduled principal prepayments.

The prepayment percentages on the Subordinate Certificates are as follows:

Distribution Dates	Shift Percentage
June 2006 – May 2011	0%
June 2011 – May 2012	30%
June 2012 – May 2013	40%
June 2013 – May 2014	60%
June 2014 – May 2015	80%
June 2015 and after	100%

Allocation of

Realized Losses:

Any realized losses (other than the Discount Fraction of realized losses on Discount Mortgage Loans, excess losses and extraordinary losses) on the Mortgage Loans will be allocated as follows: first, to the Subordinate Certificates in reverse order of priority in each case until the certificate principal balance thereof has been reduced to zero; and second to the Senior Certificates on a pro-rata basis until the Certificate Principal Balance has been reduced to zero.

Free Writing Prospectus for RALI 2006-QS5

Certificates’ Priority of	Distributions on the Certificates will be made on each Distribution Date from available
Distributions:	interest and principal collections received during the related due period on the Mortgage Loans in the following order of priority:

1)	To the Senior Certificates and the Class A-V Certificates, accrued and unpaid interest at the respective Interest Rate;
2)	To the Class A-P Certificates the Class A-P Principal Distribution Amount;
3)	To the Senior Certificates, until their Certificate Principal Balances are reduced to zero, an amount up to the Senior Principal Distribution Amount, as described below;
4)

To the Subordinate Certificates, in each case up to an amount equal to and in the following order, (i) first, accrued and unpaid interest at the respective Interest Rate and (ii) second, principal as described under “Shifting Interest” above, until their certificate principal balances are reduced to zero.

Distribute the Senior Principal Distribution Amount sequentially as follows:

1)	Beginning on the Distribution Date in June 2011, the Class A-1 Lockout Amount to the Class A-1 Certificates until reduced to zero
2)	Concurrently as follows:
a)	[50.0]% sequentially to the Class A-2, Class A-3, Class A-4 and Class A-5 Certificates, in that order, until reduced to zero
b)	[50.0]% sequentially as follows:
i.	Beginning on the Distribution Date in June 2007, to the Class A-6 Certificates, the lesser of the following until reduced to zero:
I.	An amount equal to approximately [1.03140041256]% of the original principal balance of the Class A-6 Certificates
II.	99% of the total amount available for distribution in rule (2)(b)(i)
ii.	Sequentially to the Class A-7 and A-6 Certificates, in that order, until reduced to zero
3)	Sequentially to the Class A-9 and A-1 Certificates, in that order, until reduced to zero

Weighted Average Life Profiles:

	200% PPC	150% PPC	125% PPC	100% PPC	85% PPC	75% PPC	50% PPC
A-1	3.68	5.40	7.36	9.66	10.38	10.93	12.77
A-2	0.51	0.66	0.78	0.96	1.11	1.25	1.80
A-3	1.19	1.62	1.96	2.47	2.91	3.30	4.95
A-4	1.83	2.55	3.13	3.98	4.75	5.48	9.05
A-5	2.46	3.48	4.28	5.61	7.08	8.71	15.06
A-6	1.90	2.62	3.16	3.92	4.60	5.18	5.08
A-7	0.69	0.93	1.14	1.49	1.83	2.21	5.23
A-9	2.87	4.06	5.06	7.83	12.08	14.99	22.13

Free Writing Prospectus for RALI 2006-QS5

AGGREGATE COLLATERAL – STIPULATED MORTGAGE POOL CHARACTERISTICS
Mortgage Loan Type:	30-Year-Conventional Fixed Rate
Aggregate Stated Principal Balance, excluding PO bond, (+/- 10%):	$692,000,000
Gross Weighted Average Coupon (+/- 0.10):	7.10%
Weighted Average Pass-Thru Rate:	6.00%
Weighted Average Original Maturity (+/- 2 Month):	357 months
Weighted Average Loan-to-Value Ratio (+/- 5):	76%
California Concentration Maximum:	45%
Full/Alt documentation (+/- 10):	25%
Limited documentation (+/- 10):	75%
Rate/term refinance (+/- 15):	15%
Cash out refinance (+/- 15):	25%
Single Family Detached Maximum:	85%
Condo/Coop (+/- 10):	8%
Second/Vacation Home (+/- 10):	7%
Investor property (+/- 10):	20%
Weighted Average FICO (+/- 5):	715
Interest Only Mortgage Loans Maximum:	40%
Average Mortgage Loan Balance Maximum:	$250,000
Conforming Balance Minimum:	50%
Prepayment Penalties Maximum:	15%
Maximum Uninsured Mortgage Loans w/LTV ratio in excess of 80%:	1%

The percentages set forth above, other than any weighted averages, are percentages of the aggregate principal balance of the actual mortgage loan pool to be included in the trust on the Closing Date, as of the Cut-off Date, after deducting payments of principal due during the month of the Cut-off Date. Any weighted average is weighted based on the principal balance of the actual mortgage loans to be included in the trust on the Closing Date, as of the Cut-off Date, after deducting payments of principal due during the month of the Cut-off Date.

A percentage expressed in parenthesis for a category above reflects the percentage by which the number set forth for such category may vary in the actual mortgage loan pool included in the trust on the Closing Date. For example the Aggregate Stated Principal Balance of the mortgage loans included in the trust on the Closing Date, as of the Cut-off Date, after deducting payments of principal due during the month of the Cut-off Date, could be lower or higher than the amount specified by as much as 10%.

A number expressed in parenthesis for a category above reflects the amount by which the number or percentage set forth for such category may vary in the actual mortgage loan pool included in the trust on the Closing Date. For example, Full/Alt documentation loans could range vary from 15% to 35% of the aggregate principal balance of the actual mortgage loan pool included in the trust on the Closing Date, as of the Cut-off Date, after deducting payments of principal due during the month of the Cut-off Date.